Exhibit 99.4

BW LPG Limited – Key information relating to the cash dividend for Q4 2025

Singapore, 3 March 2026

BW LPG Limited (“BW LPG" or the "Company", OSE ticker code: "BWLPG.OL", NYSE ticker code "BWLP") provides the following key information relating to the Company's cash dividend for Q4 2025:

The Board has approved a dividend of US$0.57 per share on 2 March 2026. For shares registered with Euronext VPS, dividend per share is NOK 5.4297.

Record date: 13 March 2026

Shares registered with Euronext VPS - Oslo Stock Exchange

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Last trading day including the right to receive this dividend: 11 March 2026

Ex-date: 12 March 2026

Dividend payment date: On or about 23 March 2026

Shares registered with Depository Trust Company – New York Stock Exchange

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Last trading day including the right to receive this dividend: 12 March 2026

Ex-date: 13 March 2026

Dividend payment date: On or about 23 March 2026

For further information, please contact:

Samantha Xu

Chief Financial Officer

E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, with a fleet of about 50 Very Large Gas Carriers (VLGCs), including 22 vessels powered by LPG dual-fuel propulsion technology. Building on over five decades of LPG shipping experience, the company is strengthened by an in-house LPG trading division and the commercial expertise to explore investments in value chain assets. Together, these capabilities enable BW LPG to provide trusted and reliable services for sourcing and delivering LPG to customers worldwide.

Delivering energy for a better world – more information about BW LPG can be found at www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.